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                                                                  EXHIBIT 3.2(b)

Amendment to Bylaws
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          RESOLVED, that Section 2 of Article II of the Company's
     Bylaws be, and hereby is, amended to read in its entirety as follows:

          Section 2. Annual meetings of stockholders shall be held on a date and time designated by the Board of Directors consistent with the Delaware General Corporation Law, at which meetings they shall elect a Board of Directors by the vote set forth in Section 8 of this Article II, and transact such other business as may properly be brought before the meeting.